UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	S&P Downgrades ICL’s International Rating to BBB- with Stable Outlook.

Item 1

S&P DOWNGRADES ICL’s INTERNATIONAL RATING to BBB- with stable outlook

Tel Aviv, Israel, October 27, 2016 – ICL (NYSE and TASE: ICL) today announced, further to its announcement dated June 20, 2016 (reference number 2016-02-053574), that Standard & Poor’s Global Ratings (“S&P”) has lowered the company’s international corporate credit rating to BBB- with stable outlook. S&P’s downgrade primarily reflects the weakened state of the global fertilizers market and follows downgrades to several of ICL’s peer companies over the past year. ICL’s rating remains investment grade. According to the company’s estimate, the impact on its financial expenses will be negligible, if at all.

The S&P rating is attached.

INVESTOR RELATIONS CONTACT	PRESS CONTACT
Limor Gruber	Gadi Ohana
Head of Investor Relations, ICL	Debby Communications
+972-3-684-4471	+972-3-5683000
Limor.Gruber@icl-group.com	gadi@debby.co.il

S&P Global
Ratings

RatingsDirect®

Research Update:

Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

Primary Credit Analyst:
Oliver Kroemker, Frankfurt (49) 69-33-999-160; oliver.kroemker@spglobal.com

Secondary Contact:
Matan Benjamin, RAMAT-GAN 972-3-7539731; matan.benjamin@spglobal.com

Table Of Contents

Overview

Rating Action

Rationale

Outlook

Ratings Score Snapshot

Related Criteria And Research

Ratings List

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Research Update:

Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

Overview

- Weaker fertilizer industry conditions are significantly affecting Israel Chemicals' performance indicators.
- We now believe that Israel Chemical's weaker earnings, as a result of the lower selling prices, will push leverage higher than our previous expectations, and that management will not be able to reduce leverage to levels commensurate with our current ratings.
- We are therefore lowering our ratings on Israel Chemicals to 'BBB-' from 'BBB' and removing them from CreditWatch negative.
- The stable outlook reflects our expectations that the company will maintain adjusted debt to EBITDA at 3.5x amid the current depressed pricing environment, while generating positive free operating cash flow in 2016-2018.

Rating Action

On Oct. 27, 2016, S&P Global Ratings lowered its long-term corporate credit rating on Israel-based chemicals and fertilizer manufacturer Israel Chemicals Ltd. (ICL) to 'BBB-' from 'BBB'. The outlook is stable.

At the same time, we lowered our issue rating on ICL's senior unsecured debt to 'BBB-' from 'BBB', in line with our corporate credit rating.

We removed all ratings from CreditWatch with negative implications, where we placed them on June 20, 2016.

Rationale

The downgrade reflects our expectation that ICL's leverage will continue to be higher than our previous projections, and that the company's free operating cash flow (FOCF) will be absorbed by sustained, though stable capital expenditures (capex) and dividends. This will lead to neutral to negative discretionary cash flow. In particular, we expect that S&P Global Ratings-adjusted debt to EBITDA will remain above 2.5x--the level commensurate with our 'BBB' rating--over the next couple of years.

ICL's higher debt is due to its joint venture with Chinese phosphate producer Yunna Yuntianhua. In addition, the company's weaker earnings have constrained

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Research Update: Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

credit metrics, which has prompted today's rating action. Additionally, though management has implemented further cost-cutting initiatives--including reducing the dividend payout ratio to 50% of net profits from 70% previously, and limiting capex to $650 million per year--these measures are not sufficient to protect the credit metrics, in our view.

So far this year, potash prices have been $30-$40 below our projections, with Israel Chemicals' competitor JSC Belaruskali signing key benchmark contracts with major customers from India and China at $227 per metric ton and $219 per metric ton, respectively. This pressure on prices has stemmed from weakened supply-demand equilibrium and expectation of further capacity start-ups in 2017-2018.

Because the weak supply-demand balance is likely to continue, we believe that prices are unlikely to recover significantly through 2018 from current spot levels. We believe this will be the case, given that capacity additions in 2017 will likely overcompensate currently announced production curtailments and outages of about 5 million metric tons. Furthermore, capacity additions in 2018 and 2019 could intensify pressure on prices.

Our assessment of ICL's business risk profile is mainly based on ICL's leading position in the potash, phosphate, and bromine markets; its broad geographical and product diversification; and competitive cost position due to competitive production and raw material costs leading to above-average profitability. These strengths are partly offset by the continued weakness in the fertilizer industry, reflected by the falling potash prices. Though we expect potash prices to stabilize at current spot price levels for 2016 and 2017, we expect additional industry capacity coming on stream, notably from competitors K+S and Eurochem, among others, to weigh on prices.

Under our base case, we assume:

- Annual revenues of $5.4 billion-$6.0 billion in 2016-2018.
- Gradual improvement in profitability in 2017, resulting from implementation of the cost-cutting initiatives, which are expected to save $125 million by the end of 2016 with additional savings potential of $100 million per year until the end of 2018, leading to EBITDA of about $1.0 billion in 2016 and $1.2 billion in 2017.
- Annual net investment of about $650 million in 2016-2017.
- Annual dividend payout of about 50% of net profit, down from our previous assumption of 70%, in 2016-2017.

Based on these assumptions, we arrive at the following credit measure:

- S&P Global Ratings-adjusted debt to EBITDA of about 3.5x in 2016 and 3.0x-3.5x in 2017.

Liquidity

We view ICL's liquidity as adequate, based on our estimate that the ratio of liquidity sources to uses will exceed 1.2x over the 12 months started June 30, 2016. We also take into account ICL's demonstrated access to financing from global and Israeli financial institutions.

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Research Update: Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

For the 12 months started June 30, 2016, we estimate that principal liquidity sources include:

- Cash and cash equivalents of $242 million as of June 30, 2016;
- Operating cash flow according to our base case of approximately $840 million; and
- Undrawn committed credit lines of approximately $790 million.

We estimate the following principal liquidity uses for the same time period:

- $265 million in debt maturities;
- Net investments of $650 million per year; and
- Dividends of $250 million reflecting a payout ratio of 50% of net profit.

We anticipate that the company will maintain substantial headroom under its covenants. The company's bank lines are subject to various maintenance financial covenants, including net debt to EBITDA below 3.5x and EBITDA to net interests above 3.5x.

Outlook

The stable outlook on ICL reflects our expectations that, based on its favorable cost position and leading position in its core markets, ICL will preserve a ratio of adjusted debt to EBITDA at 3.5x amid the current depressed pricing environment and will generate positive FOCF between 2016 and 2018. We expect the company will maintain a balance between leverage and investment levels, acquisitions, and shareholder remuneration. During mid-cycle conditions, we view a ratio of adjusted debt to EBITDA of about 3.0x as commensurate with the current rating.

Upside scenario

We will consider a positive rating action if ICL strengthens its financial risk profile and its ratio of adjusted debt to EBITDA to less than 2.5x consistently.

Downside scenario

We will consider a negative rating action if the company exceeds its ratio of adjusted debt to EBITDA of 3.5x without prospects of recovery, and its operating performance deteriorates contrary to our expectations. In our view, this scenario is possible if ICL implements aggressive business or financial policies, whether by a significant deviation from its publicly stated dividend policy or by sizable leveraged acquisitions. Further deterioration in market conditions that endanger operating results could also lead to a downgrade.

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Research Update: Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

Ratings Score Snapshot

Corporate Credit Rating: BBB-/Stable/--

Business risk: Satisfactory
- Country risk: Intermediate
- Industry risk: Moderately high
- Competitive position: Satisfactory

Financial risk: Significant
- Cash flow/Leverage: Significant

Anchor: bbb-

Modifiers
- Diversification/Portfolio effect: Neutral (no impact)
- Capital structure: Neutral (no impact)
- Liquidity: Adequate (no impact)
- Financial policy: Neutral (no impact)
- Management and governance: Fair (no impact)
- Comparable ratings analysis: Neutral (no impact)

Stand-alone credit profile: bbb-

Related Criteria And Research

Related Criteria

- General Criteria: National And Regional Scale Credit Ratings - September 22, 2014
- Criteria - Corporates - General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers - December 16, 2014
- Criteria - Corporates - General: Standard & Poor's Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings - September 22, 2014
- Criteria - Corporates - Industrials: Key Credit Factors For The Commodity Chemicals Industry - December 31, 2013
- General Criteria: Methodology: Industry Risk - November 19, 2013
- General Criteria: Group Rating Methodology - November 19, 2013
- Criteria - Corporates - General: Corporate Methodology - November 19, 2013
- Criteria - Corporates - General: 2008 Corporate Criteria: Rating Each Issue - April 15, 2008
- General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers - November 13, 2012
- General Criteria: Methodology For Linking Short-Term And Long-Term

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Research Update: Chemicals And Fertilizer Producer Israel Chemicals Downgraded To 'BBB-' On Weak Performance; Outlook Stable

Ratings For Corporate, Insurance, And Sovereign Issuers - May 07, 2013
- General Criteria: S&P Global Ratings' National And Regional Scale Mapping Tables - June 01, 2016
- General Criteria: Country Risk Assessment Methodology And Assumptions - November 19, 2013
- General Criteria: Use Of CreditWatch And Outlooks - September 14, 2009

Related Research

- Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics - June 20, 2016

Ratings List

Downgraded; CreditWatch Action

	To	From
Israel Chemicals Ltd.		
Corporate Credit Rating	BBB-/Stable/--	BBB/Watch Neg/--
Senior Unsecured	BBB-	BBB/Watch Neg

Additional Contact:
Industrial Ratings Europe; Corporate_Admin_London@spglobal.com

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column. Alternatively, call one of the following S&P Global Ratings numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow 7 (495) 783-4009.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: October 27, 2016